UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

Happiness Biotech Group Limited (the “Company”) held its annual meeting of shareholders for its fiscal year ending March 31, 2021 at 10:00 a.m. EST on November 13, 2020 at its principal executive offices in Fujian, China. Holders of 14,351,806 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 57.40% of the total 25,000,000 outstanding ordinary shares and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the annual meeting as of the record date of September 21, 2020. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended Mach 31, 2021 or until his successor is duly elected and qualified.

Director’s Name	For	Against	Abstain
Xuezhu Wang	14,317,092	29,483	5,231

Wanhe Zhang	14,253,678	92,747	5,381

Rui Qiang	14,317,007	29,518	5,281

John Levy	14,318,266	27,710	5,830

Wenhui Lin	14,317,021	29,504	5,281

2.	Approval and Adoption of the Company’s 2020 incentive plan

The Company’s 2020 incentive plan was approved and adopted.

For	Against	Abstain
14,035,520	260,604	55,682

3.	Approval of the Company’s executive compensation by a non-binding vote.

The shareholders approved the proposal.

For	Against	Abstain
14,253,450	42,533	55,823

4.	Approval of the frequency of future Stockholder advisory votes relating to the Company’s executive compensation by a non-binding vote.

The shareholders approved to have the non-binding vote on executive compensation occur every three years.

1 Year	2 Years	3 Years	Abstain
369,329	27,192	13,945,415	9,870

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: November 18, 2020	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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